September 6, 2005

Kate Tillan
Assistant Chief Accountant/ Mail Stop 03-06
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0306

VIA EDGAR

Re: Utah Medical Products, Inc.
File No. 001-12575
Confidential Treatment Request - Correspondence dated September 6, 2005

Dear Ms. Tillan:

Utah Medical Products, Inc. (UTMD) respectfully requests that the portion identified below of our response to SEC comments dated August 31, 2005 be afforded confidential treatment under SEC Rule 83 (17 CFR 200.83). We request that the redacted portion of our response not be disclosed publicly, including in response to a request under the Freedom of Information Act.

We have prepared the attached correspondence in compliance with rules relating to confidential treatment requests. The portion redacted is:

o	The table portion of UTMD’s response to Item 2, starting on line 71 of page UTSF 0002.

We are separately mailing to your attention an un-redacted hard copy of our response, highlighting the portion that has been redacted.

We appreciate your help in this important matter. Please contact me at 801-569-4015 if you are not able to comply with this request for any reason, or if you have questions.

Sincerely,

/s/ Greg A. LeClaire

Greg A. LeClaire

CFO

UTSF 0001	Confidential Treatment Requested by Greg A. LeClaire

  3
  4
  5    September 6, 2005
  6
  7    Ms. Kate Tillan
  8    Assistant Chief Accountant
  9    Mail Stop 6010
10    Division of Corporation Finance
11    U.S. Securities and Exchange Commission
12    Washington, D.C. 20549-6010
13
14    VIA EDGAR
15

16    Re: Utah Medical Products, Inc. (UTMD)
17    Form 10-K/A for the Fiscal Year Ended December 31, 2004
18    Filed July 19, 2005
19    Form 10-Q/A for the Fiscal Quarter Ended March 31, 2005
20    Form 10-Q for the Fiscal Quarter Ended June 30, 2005
21    File No. 001-12575
22

23    Dear Ms. Tillan:

24    Thank you for your continued dialogue regarding the above filings. This letter is UTMD’s response to SEC
25    written comments dated August 31, 2005, which will also be filed on EDGAR as private correspondence with
26    the SEC. For ease of reference in the following, I have incorporated the August 31, 2005 comments in italics
27    followed by UTMD’s responses.

28    Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2004 filed on July 19, 2005

29    Consolidated Financial Statements, page F-1

30 31 32 33 34 35	1.
We note your response to prior comment 1 from our August 10, 2005 letter. As previously discussed, we believe that due to the correction of an error in your previously issued financial statements that you should label your financial statements as restated and include a footnote describing the nature and amount of the restatement. Please refer to paragraph 37 of APB 20. As such, please confirm that you will comply with U.S. GAAP in future filings if you have another restatement due to the correction of an error.

36    UTMD Response to Item 1.:

37    Pursuant to the September 1, 2005 teleconference with you, Greg LeClaire explained that UTMD and its
38    auditors continue to believe that its Form 10/K/A for the fiscal year ended December 31, 2004 does not
39    constitute a restatement and appreciates the SEC’s decision to back-off its requirement for UTMD to file
40    another amendment to label these financial statements as restated. UTMD further understands that the SEC is
41    not requesting UTMD’s 2004 financial statements to be labeled as restated in subsequent filings for this
42    particular December 31, 2004 Form 10/K/A filing. However, in future filings, if required by U.S. GAAP,
43    UTMD confirms that it will label its financial statements as restated and include a footnote describing the nature
44    and amount of the restatement if UTMD has a correction of an error constituting a U.S. GAAP-defined
45    restatement.

UTSF 0002	Confidential Treatment Requested by Greg A. LeClaire

47    Note 1. Summary of Significant Accounting Policies, page F-12

48 49 50 51 52 53 54 55	2.
We note your response to prior comment 6 from our August 10, 2005 letter. Please tell us the nature of the “prepay” obligation and how you evaluated all of the criteria related to revenue recognition for transactions where the customer is obligated to prepay you for products. If the customer is obligated to prepay for the products, explain why it is appropriate to recognize revenue prior to that payment.
Within your discussion, tell us how you evaluated that collectibility of these sales is reasonably assured. Please also provide to us the amount of revenue recognized in fiscal 2002, 2003, 2004 and the first six months of 2005 related to your transactions with customers that are obligated to prepay for products when you bill those customers.

56    UTMD Response to Item 2.:

57    The nature of the prepay obligations is that certain foreign customers make a fixed commitment, in writing, to
58    purchase goods from UTMD to be shipped as of a certain date. The terms of these contracts require the
59    customer to pay in advance of UTMD shipping the product. If the customer has not made the required
60    prepayment by the scheduled shipment date, UTMD contacts the customer to determine if the customer has any
61    intention of violating the contract terms by not making the required prepayment. Under this circumstance,
62    UTMD would not recognize revenue. However, occasionally, a foreign customer under a prepay obligation will
63    request UTMD to bill completed products according to the contract, but hold shipment until payment will be
64    made. UTMD believes this complies with the criteria of SAB Topic 13.A 3(a) as described in our response to
65    prior comment 6 in your August 10, 2005 letter. However, due to the historically infrequent and immaterial
66    nature (see table below), UTMD will no longer recognize revenue under bill and hold foreign prepayment
67    arrangements.
68
69        Table of “Bill and Hold” Prepayment Sales
70
71    [*********The table portion of UTMD’s response to Item 2 is redacted***************]
72

73    Note 5. Note Payable, page F-18

74 75 76 77 78 79	3.
We note your response to prior comment 7 from our August 10, 2005 letter. While you should not include a non-GAAP measure within your financial statements under Item 10(e)(1(ii) of Regulation S-
K, you may disclose the nature of your principal financial loan covenants in the notes to your financial statements. That is, you may disclose the terms of the EBITDA loan covenant in the notes to your financial statements, but you should not include a calculation/presentation of the amount of EBITDA as of any particular date in the notes to the financial statements.

80    UTMD Response to Item 3.:

81    Thank you for your comment. UTMD will disclose its principal financial loan covenants in its notes to
82    financial statements in accordance with item 10(e)(1)(ii) of Regulation S-K.

83

84    I trust that UTMD’s responses are now complete to the satisfaction of the SEC. Thank you for your review and
85    assistance.

86

87    Sincerely,

88    /s/ Greg A. LeClaire

89    Greg A. LeClaire
90    Chief Financial Officer